TRANSAMERICA® Asset Management	Transamerica Asset Management, Inc.
P.O. Box 9012
Clearwater, Florida 33758-9012
727-299-1800

April 30, 2014

VIA EDGAR CORRESPONDENCE

Ms. Ashley Vroman-Lee

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

Re:	Transamerica Series Trust (the “Registrant”)

(File Nos. 033-00507; 811-04419)

Dear Ms. Vroman-Lee:

On behalf of the Registrant, we are filing this letter to respond in writing to the Staff’s comments on the Registration Statement filed under Rule 485(a) of the Securities Act of 1933, as amended, on Form N-1A (Accession Number: 0001193125-14-053578) with the Securities and Exchange Commission (the “Commission”) on February 14, 2014, relating to Transamerica Torray Concentrated Growth VP (the “Portfolio”), a series of the Registrant. The Staff’s comments were conveyed to the Registrant by telephone on March 21, 2014.

Below are the Staff’s comments on the Registration Statement with respect to the Portfolio and the Registrant’s responses thereto.

General Comments

1.	Comment: Please confirm that all omitted, blank, bracketed or otherwise missing information will be included in the Registrant’s annual update filing.

Response: The Registrant so confirms.

2.	Comment: Please update the Portfolio’s series and class identifiers on the Commission’s EDGAR system.

Response: The Registrant has made revisions consistent with the Staff’s comment.

Prospectus Comments

3.	Fees and Expenses: The footnote to the Annual Fund Operating Expenses table states that “Management fees have been restated to reflect a reduction in advisory fees.” Please confirm supplementally that the reduction in advisory fees is not being made as a result of an increase in the Portfolio’s asset base.

Response: The Registrant so confirms and notes that the Portfolio’s Board of Trustees (the “Board”) approved a reduction in the Portfolio’s advisory fee rate.

4.	Principal Investment Strategies: Please confirm supplementally that the Portfolio’s Principal Investment Strategy of investing up to 35% in one sector is consistent with the Portfolio’s Fundamental Investment Policy to not be concentrated in any one industry.

Response: The Registrant believes that the word “concentrated” (as used in the Portfolio’s name and strategies) explains to shareholders that the Portfolio generally pursues a focused investment strategy, and invests in a limited number of issuers. The Registrant believes the use of “concentrated” in this manner is not confused by the fact that “concentration” also has a specific legal meaning under the 1940 Act. The Registrant also notes that it is aware of other funds that use the word “concentrated” in their names but do not concentrate in an industry or group of industries. See, e.g., Goldman Sachs Concentrated Growth Fund and Nuance Concentrated Value Fund. The Portfolio’s Principal Investment Strategies make no reference to concentration in an industry or group of industries. The Registrant does not believe there is any discrepancy between the Principal Investment Strategies and the Fundamental Investment Policies as the 0% to 35% sector weightings do not indicate the Fund will concentrate in excess of 25% in one or more issuers conducting their principal activities in the same industry or group of industries.

5.	Principal Risks: Please consider adding “Large Capitalization” risk. Please also consider adding “Large Capitalization” risk to “More on the Risks of Investing in the Portfolio.”

Response: The Registrant believes the current risk disclosure is consistent with the requirements of Item 4 of Form N-1A. The Registrant also notes that this disclosure is consistent with the current prospectus disclosure of Transamerica Concentrated Growth, a series of Transamerica Funds that is part of the Transamerica mutual fund complex, and the Registrant wishes to keep the disclosure consistent. Accordingly, no change has been made to the prospectus at this time.

6.	Principal Risks: Please revise “Manager” risk to include references to the sub-adviser as well as the investment adviser.

Response: The Registrant has made revisions consistent with the Staff’s comment.

7.	Principal Risks: Please consider revising “Market” risk to summarize the information provided in response to Item 9(c) consistent with the requirements of Item 4 of Form N-1A.

Response: The Registrant believes the current risk disclosure is consistent with the requirements of Item 4 of Form N-1A. The Registrant notes that this disclosure is consistent with the disclosure in other current Transamerica funds prospectuses and the Registrant wishes to keep the disclosure consistent. Accordingly, no change has been made to the Prospectus at this time.

8.	Principal Risks: Please consider revising “Market” risk to remove references to Europe or considering adding “Foreign Issuer” risk.

Response: See Response Number 7 above.

9.	Management: Please include the length of service for each portfolio manager of the Portfolio.

Response: The Registrant believes the current disclosure appropriately discloses the information required by Item 5 of Form N-1A and discloses the length of service with respect to the Portfolio. The Registrant notes additional information regarding each portfolio manager is provided pursuant to Item 10 of Form N-1A under “Shareholder Information.” As such, the Registrant has not made revisions to the disclosure.

10.	Purchase and Sale of Portfolio Shares: Please relocate the disclosure regarding the waiver of 12b-1 fees for Initial Class shares. The Staff notes that such disclosure may be included after Item 8.

Response: The Registrant believes that such disclosure is both permitted by Item 6 of Form N-1A and also enhances shareholders’ understanding of such a fee. The Registrant has therefore not removed the sentence.

11.	Shareholder Information: Please add additional disclosure relating to the sub-adviser.

Response: The Registrant has made revisions consistent with the Staff’s comment.

Statement of Additional Information Comments (“SAI”)

12.	Description of the Trust: Please supplementally confirm that information provided relating to portfolio name changes includes all changes for the last five fiscal years consistent with the requirements of Item 15(b) of Form N-1A.

Response: The Registrant so confirms.

13.	Additional Information Regarding Investment Practices: In the “Derivatives” section, please revise disclosure to clarify which “recent legislation” is referenced.

Response: The Registrant has made revisions consistent with the Staff’s comment.

14.	Investment Advisory and Other Services: Please revise the disclosure to clarify how average daily net assets will be determined for the purposes of calculating sub-advisory fees on the basis of the combined assets with certain other Transamerica funds. Multiple footnotes contain similar disclosure.

Response: The Registrant believes the current disclosure appropriately discloses how the sub-advisory fees are calculated and has therefore not made revisions to the disclosure.

Part C Comments

15.	Business and Other Connections of Investment Adviser: Please include all sub-advisers as required by Item 31 of Form N-1A. The Staff noted that information regarding Torray LLC was omitted.

Response: The Registrant has made revisions consistent with the Staff’s comment.

The Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

(a)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (727) 299-1825 with any questions.

Very truly yours,

T. Gregory Reymann, II
T. Gregory Reymann, II
Vice President and Assistant General Counsel
Transamerica Asset Management, Inc.

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